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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

June 1, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Gowetski

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Broadstone Net Lease, Inc.

Form 10

Filed April 24, 2017

File No. 000-55774

Dear Ms. Gowetski:

This letter sets forth the responses of our client, Broadstone Net Lease, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 22, 2017, which provided comments to the Issuer’s above-referenced registration statement on Form 10 filed on April 24, 2017 (the “Registration Statement”).

In connection with the submission of this correspondence, the Issuer publicly filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission via EDGAR. For convenience of reference, this response letter includes the comments issued by the Staff in its May 22, 2017, letter followed by the Issuer’s responses thereto. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1. Capitalized terms not defined herein shall have the meanings given to them in Amendment No. 1.

General

1. Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

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June 1, 2017

Response: The Issuer has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

2. Comment: Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Issuer has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

Item 1. Business, page 1

3. Comment: We note your disclosure on page 2 regarding your total pre-tax return of 11.2% and approximate 6.3% annualized yield on the current Determined Share Value. Please explain to us how you calculate these return amounts, including whether these amounts include any return of capital, and how you determined it was appropriate to include these return amounts.

Response: The Issuer has removed the disclosure from Amendment No. 1 regarding total pre-tax return and annualized yields.

4. Comment: Although we note your disclosure on page 6, please revise your disclosure to include a schedule of lease expirations for each of the ten years starting with the current year and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

Response: The Issuer has revised the disclosure on page 7 to include a ten year lease expiration schedule in response to the Staff’s comment.

Our Properties and Investment Objectives

Underwriting Criteria, page 8

5. Comment: We note your disclosure regarding your procedures for evaluating tenant creditworthiness. Please revise to disclose in greater detail how you monitor the creditworthiness of your net lease tenants on an ongoing basis and identify any material changes in tenant credit quality.

Response: The Issuer has revised the disclosure on page 9 to disclose in greater detail how it monitors the creditworthiness of its net lease tenants on an ongoing basis and identify any material changes in tenant credit quality in response to the Staff’s comment.

June 1, 2017

Determined Share Value, page 11

6. Comment: We note your disclosure that your Determined Share Value is $79.00. Please provide us an analysis regarding your calculation of NAV and the Determined Share Value, including:

•	the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

•	a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•	the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties;

•	a list of any prior period value estimates and the approximate date on which the next value estimate will be provided; and

•	a list of any adjustments made to NAV as determined using valuation definitions and methodologies prescribed by ASC Topic to arrive at the Determined Share Value. Your response should include the amount of any adjustment made by management and an explanation as to why management felt the adjustment was necessary.

Response: The Issuer has revised the disclosure on pages 12 through 14 to provide an analysis regarding its calculation of NAV and the Determined Share Value, including the items noted in the Staff’s comment, in response to the Staff’s comment.

Share Redemptions, page 12

7. Comment: We note your share redemption disclosure on pages 12 and 88. Please disclose the source of cash used to fund redemption requests.

Response: The Issuer has revised the disclosure on pages 15 and 100 to disclose the source of cash used to fund redemption requests in response to the Staff’s comment.

Item 1A. Risk Factors

Risks Related To Conflicts of Interest, page 23

8. Comment: We note your disclosure in this section and beginning on page 76 regarding conflicts arising out of allocation of personnel time to your activities and allocation of investment opportunities between you and investment vehicles affiliated with your Manager or Asset Manager. Please revise your disclosure to discuss any other real estate programs in which your Manager or Asset Manager, their affiliates, and/or your executive officers are involved, including the size of the competing programs.

June 1, 2017

Response: The Issuer has revised the disclosure on pages 26 and 87 to discuss the other real estate program that our Manager and Asset Manager sponsor and manage in response to the Staff’s comment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

9. Comment: Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response: The Issuer has revised the disclosure on pages 46 through 50 to include discussion of leasing activity during the periods presented in response to the Staff’s comment. For the information of the Staff, due to the fact that all of the Issuer’s properties are leased to single tenants under long-term triple-net leases, the Issuer is not currently required to perform significant ongoing leasing activities on its properties. During the years ended December 31, 2016, 2015, and 2014, and the three months ended March 31, 2017 and 2016, none of the Issuer’s leases expired, and all of the Issuer’s leasing activity related to its real estate acquisitions.

10. Comment: Please revise to discuss the relationship between distributions paid, including any amounts reinvested through the DRIP, and cash flow from operations for the reporting period and last fiscal year and the relationship between the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. In addition, please disclose the source of any shortfall. Alternatively, tell us why you believe this disclosure is not material.

Response: The Issuer has revised the disclosure on pages 90 and 91 to summarize its distributions paid during the three months ended March 31, 2017, and for the year ended December 31, 2016, including the source of distributions and a comparison against cash flow from operations and Funds From Operations in response to the Staff’s comment.

Contractual Obligations, page 42

11. Comment: Please adjust your table to include total amounts for each maturity period presented. Reference is made to Item 303(a)(5) of Regulation S-K.

Response: The Issuer has revised the table on page 45 to include total amounts for each maturity period presented in response to the Staff’s comment.

Net Income and Non-GAAP Measures (FFO, AFFO, and O-AFFO), page 48

12. Comment: In calculating O-AFFO, we note that you deduct amounts for amortization of lease intangibles. Please revise your definition of O-AFFO to clarify that your reference to “transaction costs associated with acquiring real estate subject to existing leases” includes the amortization of lease intangibles.

June 1, 2017

Response: The Issuer has revised the disclosures on page 55 in reference to “transaction costs associated with acquiring real estate subject to existing leases” to clarify that it includes the amortization of lease intangibles. In addition, the Issuer has revised the disclosure throughout Amendment No. 1 to reflect the fact that Issuer will no longer disclose O-AFFO and going forward will disclose adjusted funds from operations, or AFFO.

Item 7. Certain Relationships and Related Transactions and Director Independence

Our Relationship with the Asset Manager, page 71

13. Comment: We note your disclosure on page 73 that you will reimburse your Asset Manager for certain expenses. Please briefly clarify the types of expenses that you will reimburse and whether these reimbursements include personnel costs of the Asset Manager or Manager.

Response: The Issuer has revised the disclosure on page 83 to remove reference to expenses reimbursed by the Issuer to the Asset Manager and Manager. The Issuer only reimburses the Asset Manager and Manager for certain immaterial expenses, such as postage. The Manager bears all personnel costs, which the Issuer does not reimburse.

Item 15. Financial Statements and Exhibits, page 98

14. Comment: We note that certain of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits. For example, exhibits 10.5, 10.12 and 10.17 reference a number of schedules and exhibits that are not included. Please file the complete agreements as required by Item 601(b)(10) or tell us why you believe the omitted schedules and exhibits are not required to be filed.

Response: The Issuer has refiled exhibits 10.5, 10.6, 10.12 and 10.17 with Amendment No. 1 to include all previously omitted schedules and exhibits.

Financial Statements

Acquisitions, page F-21

15. Comment: Please tell us whether any of the properties acquired in 2016 or 2015 are significant at the 10% or higher level in accordance with Rule 3-14 of Regulation S-X. In your response, please clarify for us whether any of the property acquisitions shown in the tables on page F-21 and F-22 would be considered related for purposes of applying the significance test under Rule 3-14.

Response: The Issuer has reviewed the financial reporting requirements of Rule 3-14 of Regulation S-X as it would relate to the Issuer’s acquisition activity and has determined that none of the properties acquired in 2016 or 2015 are significant at the 10% or higher level in accordance with Rule 3-14 of Regulation S-X.

Substantially all of the Issuer’s properties are leased to single-tenant occupants on a triple-net basis, where the tenant is responsible for property taxes, insurance, and maintenance expenses of the property. A majority of the Issuer’s real estate acquisitions have taken the form of sale-leaseback transactions on single-tenant commercial properties. The Issuer also acquires properties subject to existing single-tenant triple-net leases.

June 1, 2017

The Issuer considered the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), Section 2330.10 (Real Estate Operations – Required Financial Statements – Exception for Properties with No or Nominal Leasing History) which indicates that “where a registrant acquires a property that does not have a leasing history, such as a previously owner-occupied or newly constructed property, financial statements of the property are not required.” Accordingly, the Issuer has excluded from its significance test properties that do not have a leasing history, such as sale-leaseback transactions with previous owner-occupants.

When an acquisition included a portfolio of individual assets, the Issuer evaluated significance based on the aggregation of all properties included in the portfolio acquisition. When assessing significance, the Issuer’s analysis also considered whether any property acquisitions were “related,” as defined by Note 2 to Section 2310.1 of the Financial Reporting Manual. There were no acquisitions that were deemed related during 2016 and 2015.

Lastly, the Issuer reviewed Section 2320 of the Financial Reporting Manual (“Real Estate Operations – Individually Insignificant Acquisitions”) to determine if the aggregate of all individually insignificant real estate properties described in Section 2320.2 that have been acquired, or are probable of acquisition, subsequent to the end of its most recently completed fiscal year, exceeded 10% of its total assets. The analysis showed that no individually insignificant properties, when aggregated, exceeded 10% of the Issuer’s total assets as of the balance sheet date preceding the acquisition.

As a result, the Issuer believes that it has complied with the requirements of Rule 3-14 and related Staff interpretations for all of its acquisitions and has determined that none of the properties acquired in 2016 or 2015 are significant at the 10% or higher level in accordance with Rule 3-14 of Regulation S-X.

Sincerely,

/s/ Aaron C. Hendricson

cc:	Christopher J. Czarnecki, Broadstone Net Lease, Inc.

John D. Moragne, Broadstone Net Lease, Inc.

Rosemarie A. Thurston, Alston & Bird LLP